BIOHARVEST SCIENCES INC.

1140-625 Howe Street

Vancouver, BC V6C 2T6

Telephone: (604) 685-4745

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of BioHarvest Sciences Inc. (the “Company”) will be held at Suite 704, 595 Howe Street, Vancouver, B.C. V6C 2T5 on June 26, 2025, at 10:00 a.m. (Vancouver time) for the following purposes:

1.to consider, and if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in the Information Circular (the “Special Resolution”), approving an amendment to the Company’s articles to include provisions to the effect that the board of directors of the Company be divided into three classes with three-year staggered terms. See “Particulars of Matters to be Acted Upon- Amendment to the Company’s Articles” in the Information Circular

2.To set the number of directors of the Company for the ensuing year at six (6) persons;

3a.in the event the Special Resolution has passed:

a.to elect John (Jake) Fiddick and Anne Binder as Class I directors of the Company, to hold office until the 2026 annual general meeting;

b.to elect David Tsur and Sharon Malka as Class II directors of the Company, to hold office until the 2027 annual general meeting;

c.to elect Zaki Rakib and Vivien Rakib as Class III directors of the Company to hold office until the 2028 annual general meeting;

3b.in the event the Special Resolution has not passed, to elect Zaki Rakib, Vivien Rakib, John (Jake) Fiddick, David Tsur, Anne Binder and Sharon Malka as directors of the Company for the ensuing year;

4.to appoint Ziv Haft, Certified Public Accountants (Isr), BDO Member Firm, as the auditors of the Company until the next annual general meeting of the Company and to authorize the directors of the Company to fix the remuneration to be paid to the auditors;

5.to consider, and it deemed advisable, to pass with or without variation, an ordinary resolution of the shareholders to confirm and approve of the 2025 Company’s Equity Incentive Compensation Plan, which is more particularly described in the Information Circular;

6.to receive the audited financial statements of the Company for the financial year ended December 31, 2024 and the accompanying report of the auditors; and

7.to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Meeting.

The Company’s board of directors has fixed May 20, 2025 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the Information Circular.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with the Company’s transfer agent, National Securities Administrators Ltd., suite 702 - 777 Hornby Street, Vancouver, BC, V6Z 1S4 by mail or fax, no later than no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

If you are a non-registered shareholder of the Company, please complete and return the accompanying materials in accordance with the instructions set forth in the Information Circular.

DATED at Vancouver, British Columbia, this 23rd day of May, 2025

By order of the Board of

BioHarvest Sciences Inc.

“Ilan Sobel”

Ilan Sobel

Chief Executive Officer